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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F  ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

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




                                   ELTEK LTD.



6-K Items
---------

1.   Eltek Ltd.  Proxy  Statement for  Extraordinary  Meeting to be held May 15,
     2003.

2.   Eltek Ltd. Proxy Card.

                                                                          ITEM 1

                                   ELTEK LTD.

               NOTICE OF AN EXTRAORDINARY MEETING OF SHAREHOLDERS

Eltek Ltd. Shareholders:

        We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 10 a.m. on Thursday, May 15, 2003 at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

        The purpose of the meeting is to consider and vote upon the approval of the issuance and sale in a private placement of a convertible promissory note in the principal amount of $500,000 to Merhav M.N. F. Ltd., or Merhav, an Israeli privat company controlled by our controlling shareholder, Mr. Joseph A. Maiman, or to one of Merhav's subsidiaries.

         The Board of Directors recommends that you vote in favor of the proposal which is described in the attached Proxy Statement.

        You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                   Sincerely,

                                   /s/Nissim Gilam
                                   Nissim Gilam,
                                   Chairman



BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer
and Secretary

                                 PROXY STATEMENT

        This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on Thursday, May 15, 2003 and any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about April 15, 2003.

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        As of April 10, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 4,885,651 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.6 per share. The presence of two shareholders, holding at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. Should a quorum not be present at the Meeting, the Meeting will be adjourned to three business days later at the same time and place. This notice shall serve as notice of the adjourned meeting. In the event the Board will unanimously designate any other time or place for the adjourned meeting, notice will be given to shareholders. The approval of the proposal requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that one of the following conditions is fulfilled: (i) at least one third of the non-interested shareholders represented and voting at the Meeting vote for the approval of the proposal; or (ii) that the total shareholdings of those who have no personal interest in the transaction who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, the proposal requires that our shareholders notify us prior to the vote at the Extraordinary Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the issuance and sale of the convertible promissory note to an affiliate of our controlling shareholder, Mr. Joseph A. Maiman, in a private placement. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives are an interested party, and exclusive of personal interest that stems solely from the fact of holding shares in the company." If a shareholder fails to notify us as to whether he or she has a personal interest in this item, the shareholder may not vote and his vote will not be counted with respect to such item. There will be a specific place on the proxy card to indicate if you have a personal interest with respect to the issuance and sale of the convertible promissory note to the affiliate of our controlling shareholder in a private placement.

        Abstentions and broker "non-votes" will not be counted in determining the outcome of the matter being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

        We have received indications from our principal shareholders (including Joseph A. Maiman, Integral International Inc., A. Sariel Ltd., Ohad Maiman and Michele Yankielowicz, some of which may be deemed "interested parties"), and directors and officers, who together hold approximately 38.5% of our issued and outstanding ordinary shares, that they presently intend to vote in favor of the proposal to be acted upon at the Meeting.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of April 8, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:


                                               Number of
                                            Ordinary Shares     Percentage of
                                              Beneficially       Outstanding
Name                                            Owned (1)    Ordinary Shares (2)
----                                            ---------    -------------------


Joseph A. Maiman (3)........................  1,395,496              28.56%
Integral International Inc. (3).............  1,068,396              21.87%
Nissim Gilam (4)............................     41,590                *
David Banitt................................         --                 --
Jack Bigio..................................         --                 --
Revital Dgani...............................         --                 --
Leo Malamud.................................         --                 --
Erez Shachar................................         --                 --
All directors and executive officers as a
group (12 persons) (5)......................  1,702,461              34.0%

-----------------

 *    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days of April 10, 2003 are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 4,885,651 ordinary shares issued and outstanding as of April 10, 2003.

(3) Of such shares, 341,500 ordinary shares are held directly by Mr. Maiman, 1,040,645 ordinary shares are held of record by Integral International Inc. ("Integral"), a Panama corporation controlled by Mr. Maiman, and 27,751 ordinary shares are held of record by Integral's wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held directly by Integral International and A. Sariel. Mr. Maiman disclaims beneficial ownership in 470,000 ordinary shares held by each of his son, Ohad Maiman, and Mr. Maiman's sister, Michele Yankielowicz.

(4) Includes 20,000 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(5) Includes 28,000 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 1996 Stock Option Plan, and 89,333 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 2000 Stock Option Plan

          APPROVAL OF THE ISSUANCE AND SALE OF A CONVERTIBLE PROMISSORY
                       NOTE TO OUR CONTROLLING SHAREHOLDER
                           (Item 1 on the Proxy Card)

        Our Audit Committee and Board of Directors have approved, subject to the execution of a definitive purchase agreement between the parties, the issuance and sale of a convertible promissory note, or the Note, in the original principal amount of $500,000 to Merhav M.N.F. Ltd. or one of its subsidiaries in a private placement. Merhav is an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman The Note and accrued interest thereon will be due and payable four years after its issuance. The Note will bear interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the Note, Merhav will have the right, at any time after the issuance of the Note, to convert it and any accrued interest thereon into ordinary shares of our company, par value of NIS 0.6, at a price of $0.33 per ordinary share, the market price of our ordinary shares on April 6, 2003, the date on which our Audit Committee approved the transaction, or we may, at our sole discretion, repay the accrued interest on the principal of the Note to Merhav.

        Our company is seeking this infusion of working capital as a result of the worsening market conditions that have negatively impacted our revenues and financial condition and resulted in our reporting negative cash flow in fiscal 2002. During the past six months our company has attempted to raise financing through either private investors or financing institutions and has been unsuccessful in its efforts. As a result, our Audit Committee and Board of Directors are of the unanimous opinion that the proposed transaction is in the best interest of our company and its shareholders. Accordingly, our Board of Directors unanimously recommends a vote in favor of the resolution.

        Shareholder approval is required both under the Israeli Companies Law and the rules of the Nasdaq Stock Market. Nasdaq Marketplace Rule 4350(i)(1)(D) provides that shareholder approval is required for the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20 percent or more of the common stock or 20 percent or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Under the terms of the Note, in excess of 1,500,000 of our ordinary shares are issuable upon conversion. Such number is in excess of 20% of our currently outstanding shares and the exercise price may be below the book or market value of our ordinary shares at the time of conversion. Accordingly, shareholder approval is also required under the rules of the Nasdaq Stock Market.

        It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

             "RESOLVED, that the Agreement by and between Eltek Ltd. and Merhav M.N.F. Ltd. or one of it subsidiaries, providing for the issuance and sale in a private placement to Merhav or one of it subsidiaries of a convertible promissory note in the original principal amount of $500,000, bearing interest at a rate of 10% per year compounded quarterly, and convertible into ordinary shares of the Company at a price of $0.33 per ordinary share be and hereby is approved."


        Under the Companies Law, the approval of the proposal requires either the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that one of the following conditions is fulfilled (i) at least one third of the non-interested shareholders represented and voting at the Meeting vote for the approval of the proposal; or (ii) the total shareholdings of those who have no personal interest in the transaction who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Nasdaq Marketplace Rules, the approval of the above resolution will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting.

        The Board of Directors recommends a vote FOR the foregoing resolution.

                                  OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Extraordinary Meeting other than the matter specifically set forth in the Notice of the Extraordinary Meeting and knows of no matters to be brought before the Extraordinary Meeting by others. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                           By Order of the Board of Directors,
                                           /s/Arieh Reichart
                                           Arieh Reichart
                                           Chief Executive Officer and Secretary

Dated: April 15, 2003

                                                                          ITEM 2

                                   ELTEK LTD.
                                4 Drezner Street
                             Sgoola Industrial Zone
                           Petach Tikva, 49101 Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoint(s) Arieh Reichart and Nissim Gilam, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on Thursday, May 15, 2003 at 10:00 a.m. at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):


                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                                   ELTEK LTD.

                                  May 15, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

                Please detatch and mail in the envelope provided
--------------------------------------------------------------------------------
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

(1) To approve the issuance and sale in a private placement of a convertible promissory note in the principal amount of $500,000 to Mervav M.N.F. Ltd. an Israeli company controlled by our controlling shareholder, Mr. Joseph A. Maiman, or to one of Merhav's subsidiaries.

               [  ] FOR             [  ] AGAINST          [  ] ABSTAIN

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a personal interest (as described in the proxy statement) with respect to Item 1.

Do you have a personal interest in the issuance and sale in a private placement of a convertible promissory note in the principal amount of $500,000 to Mervav M.N.F. Ltd. an Israeli company controlled by our controlling shareholder, Mr.
Joseph A. Maiman, or to one of Merhav's subsidiaries?         YES [ ]     NO [ ]


THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR PROPOSAL 1. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder _________________________ Date ___________

Signature of Shareholder _________________________ Date ___________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        --------------
                                          (Registrant)



                                        By: /s/Arieh Reichart
                                           ------------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   April 17, 2003